UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No 2)*

                   CHARDAN SOUTH CHINA ACQUISITION CORPORATION
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                    15956C105
                                 (CUSIP Number)

                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of Above Persons (entities only)

   Jack Silver
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2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)
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   (b)    X
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3. SEC Use Only


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4. Citizenship or Place of Organization United States Citizen

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Number                      5. Sole Voting Power          740,000
of                                                        ----------------------
Shares Bene-
Ficially                      6. Shared Voting Power      0
Owned                                                     ----------------------
by
Each Reporting                7. Sole Dispositive Power   740,000
Person                                                    ----------------------
With:
                              8. Shared Dispositive Power 0
                                                          ----------------------

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9. Aggregate Amount Beneficially Owned by Each Reporting Person:

   740,000

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10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
    Instructions)

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11. Percent of Class Represented by Amount in Row (9)

    10.6%
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12. Type of Reporting Person (See Instructions)

    IN
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

Item 1.

         (a) Name of Issuer:

                           Chardan South China Acquisition Corporation

         (b) Address of Issuer's Principal Executive Offices:

                           625 Broadway
                           Suite 1111
                           San Diego, CA  92101

Item 2.

         (a) Name of Person Filing:

                           Jack Silver

         (b) Address of Principal Business Office or, if none, Residence:

                           SIAR Capital LLC
                           660 Madison Avenue
                           New York, NY 10021

         (c)      Citizenship:

                           United States

         (d) Title of Class of Securities:

                           Common Stock, par value $0.0001 per share

         (e) CUSIP Number:

                                    15956C105

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)      [ ] Broker or Dealer registered under Section 15 of the Act

(b)      [ ] Bank as defined in section 3(a)(6) of the Act

(c)      [ ] Insurance Company as defined in section 3(a)(19) of the Act

(d) [ ] Investment Company registered under section 8 of the Investment Company Act

(e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) [ ] Employee Benefit Plan or endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)      [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)      [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

(a) - (d)

         Jack Silver beneficially owns 740,000 shares of Common Stock of Chardan South China Acquisition Corporation representing 10.6% of the outstanding Common Stock. Such shares of Common Stock beneficially owned by Mr. Silver include (a) 540,000 shares held by Sherleigh Associates Inc. Profit Sharing Plan ("Sherleigh Profit"), a trust of which Mr. Silver is the trustee and (b) 200,000 shares held by Sherleigh Associates Inc. Defined Benefit Pension Plan ("Sherleigh Defined"), a trust of which Mr. Silver is the trustee, but exclude (x) 670,000 shares issuable upon exercise of warrants held by Sherleigh Profit which provide that they may not be exercised until the consummation of a business combination and (y) 400,000 shares issuable upon exercise of warrants held by Sherleigh Defined which provide that they may not be exercised until the consummation of a business combination.

         Mr. Silver has the sole voting and dispositive power with respect to all 740,000 shares of Common Stock beneficially owned by him.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10.  Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purposes or effect.

                                            SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               February 13, 2007
                                               Date

                                               /s/ Jack Silver
                                               -------------------------------
                                               Signature

                                               Jack Silver
                                               -------------------------------
                                               Name/Title